Exhibit 99.8

CONSENT OF AUTHOR

Keyvan Salehi, P.Eng, MBA

VP Corporate Development – Mountain Province Diamonds Inc.

161 Bay Street Suite 1410

Toronto ON M5J 2S1

United States Securities and Exchange Commission

Re: Mountain Province Diamonds Inc.’s Incorporation by Reference of the 2018 “Mineral Reserve Statement Estimate” with effective date of December 31st, 2018, and published on March 20th, 2019.

I, Keyvan Salehi, P.Eng. MBA, consent to the incorporation by Reference of the 2018 “Mineral Reserve Statement Estimate” with effective date of December 31st, 2018, and published on March 20th, 2019.

I confirm that I have read the relevant sections of the Form 40F filing for Mountain Province Diamonds Inc. for the year ended December 31, 2018.

Dated this 20th day of March, 2019.

/s/ Keyvan Salehi, P.Eng. MBA
Signature of Qualified Person

Keyvan Salehi, P.Eng. MBA
Name of Qualified Person